Exhibit 99.1

 TAT Technologies  Corporate Presentation August 2017

 Forward Looking Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

 Investment Highlights  TAT is a leading provider of heat management solutions, related accessories andservices for the aerospace and defense industries. Target marketsDesign and Manufacturing (OEM)Heat management solutions: components and systemsMa
 Investment Highlights    TAT is a leading provider of heat management solutions, related accessories andservices for the aerospace and defense industries. Target marketsDesign and Manufacturing (OEM)Heat management solutions: components and systemsMaintenance, repair and overhaul (MRO)Heat management solutions, APU, landing gears, jet engines blades intenance, repair and overhaul (MRO)Heat management solutions, APU, landing gears, jet engines blades

TAT Group – Key Facts

Founded in 1969

Acquired Limco in 1993

Acquired Piedmont in 2005

Acquired Turbochrome in 2015

> 500 customers

(Boeing, Lockheed Martin, Airbus, Embraer …)

NASDAQ and Tel Aviv stock exchange traded (Ticker: TATT)

Revenue:

YTD June 30 2016: $ 47.2M

YTD June 30 2017: $ 53.6M

More than 600 employees in 4 locations:

Gadera and Kiryat Gat, Israel

Tulsa, Oklahoma, USA

Kernersville, North Carolina, USA

59.5% held by Fimi Opportunity Funds

TAT Technologies

TAT Group –Senior Management

Amos Malka

Chairman of the Board

- In position since June 2016
- Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command. Retired in 2002
- Founder and Chairman of Spire Security Solutions Ltd. and Nyotron Information Security Ltd

Prior positions:

- 2007-2015: Chairman of the Board of Logic Industries Ltd
- 2007-2010: Chairman of the Board of Plasan Sasa Ltd
- 2002-2005: CEO Elul Technologies Ltd

Igal Zamir

President & CEO

- In position since April 2016

Prior experience:

- President – Mapco Express (subsidiary of Delek US Holdings Inc)
- CEO – Metrolight Ltd
- CEO – Rostam Ltd (acquired by Albaad Massout Yitzhak Ltd)

Guy Nathanzon

CFO

- In position since July 2015

Prior experience:

- CFO– Altair-Semiconductors
- CFO – Provigent - acquired by Broadcom (NASDAQ: BRCM)
- Senior auditor - PwC

TAT Technologies

 Aviation Industry – Market Trends

 1.  Target Markets   Design and manufacturing of heat management components Heat exchangersCold platesOil CoolersFuel submerged HX

Component Locations



Hydraulic Systems
- Fuel Submerged Oil Cooler
- Air Cooled Oil Cooler

APU
- Oil Cooler

Air Systems
- Pre-cooler (Bleed Air System)
- Emergency HX (Bleed Air System/ECS)
- Condenser (ECS)
- Reheater (ECS)
- Dual Heat Exchanger (ECS)
- Humidifier (Humidification System)
- Ozone Converter (ECS)
- Water Extractor (ECS)

Galley
- Auxiliary HX
- Chillers

Power Electronics
- Cold Plates (Weather Radars + Avionics+ Entertainment)
- Heat Exchangers (Same)

Engine
- Oil Cooler

TAT Technologies

 Component Locations  Hydraulic Systems Oil Cooler  Engine Oil Cooler  Main Gearbox Oil Cooler

 Target Markets   Design and manufacturing of heat management systems From components to system levelPECS: power electronics cooling systemsAir Conditioning Systems   2.

 3.  Target Markets   Design and manufacturing of fuel flow accessoriesFuel valvesSolenoid valvesFuel control valvesFuel pumps

 4.  Target Markets   Maintenance, repair and overhaul (MRO) Heat Exchangers APU Landing gearsJet engines blades

Commercial Platforms

Airbus
A300, A310, A319, A320, A321, A330



Bombardier CRJ



Boeing
737, 747, 767, 777



Cessna
CJ-3, CJ-4, Citation-X, Caravan



ATR
42, 72



Pilatus
PC-12



Sukhoi
Super Jet



Embraer
ERJ145, ERJ170, ERJ190



TAT Technologies

Defense Platforms

Boeing
F-15



Boeing
v22



Lockheed Martin
F-16



Boeing
F-18



Boeing
CH-47



Boeing
AH-64



Iron Dome



Sikorsky
CH-53



Sikorsky
UH-60

 Service centers  Air Forces  Customer Base  Air Lines  OEM

 Strength / Differentiators  Over 40 years of experience – proven competence in demanding aerospace world  Technology  Unique manufacturing capabilities – 4 facilities world wide, including dip brazing and vacuum brazing, EBW  Manufacturing Expertise  FAA, EASA, AS9100, Honeywell authorized repair center for APUs  Customers Relationships and Certifications

Capabilities and Expertise

Certifications



QUALITY MONTH 2010
LOCKHEED MARTIN AERONAUTICS COMPANY
TAT TECHNOLOGIES LTD.

- ✓ AS 9100
- ✓ ISO 9001
- ✓ Preferred Supplier for: Boeing, Lockheed Martin
- ✓ Aviation Authorities Certifications: FAA, EASA, DGAC, Thai, CAAV, NADCAP

Authorized Repair Station –

- ✓ Honeywell



ISO 9001
SGS
BOEING
LOCKHEED MARTIN
AS 9100
TOP SHOP OneAero 2008
TOP SHOP OneAero 2009
TOP SHOP OneAero 2010
TOP SHOP 2011 OneAero MRO

TAT Technologies

Growth Drivers  Going upstream in the chain (from components to systems)Enter into new platforms – aviation and groundMaintenance, repair and overhaul (MRO) of new parts Organic growth and acquisitionsExpand to new territories: Eastern Europe, Asia, UK etc

 Revenue Trend

 Revenue Trend

 $ Millions   2012  2013  2014  2015  2016  H1’17  Revenue  77.9  79.6  80.7  85.6  95.8  53.6  Gross Profit  18.5  17.8  16.2  13.7  19.0  10.6  Gross Margin  23.7%  22.4%  20.1%  16.0%  19.9%  19.8%  Operating Income  5.4  5.3  3.8  5.6  4.1  3.2  Operating Margin  6.9%  6.7%  4.7%  6.5%  4.3%  6.0%  Net Income (loss)  -1.7  2.8  1.4  5.8  0.1  1.8  EBITDA  7.3  7.2  5.9  3.6  7.8  5.3  EBITDA %  9.4%  9.0%  7.3%  4.2%  8.1%  9.9%  Financial Results - Annual  (*) During 2016 the Company had $ 2.7 million tax expenses related to distribution of dividends from foreign subsidiaries (**) During 2015 the company had $ 4.8 million gain on bargain purchase related to acquisition

 Financial Results - Quarterly  $ Millions   Q2’15  Q3’15  Q4’15  Q1’16  Q2’16  Q3’16  Q4’16  Q1’17  Q2’17  Revenue  21.5  21.9  21.7  23.6  23.5  23.7  25.0  27.1  26.5  Gross Profit  4.2  3.4  2.3  3.9  4.4  4.9  5.8  5.6  5.0  Gross Margin  19.5%  15.5%  10.6%  16.7%  18.6%  20.7%  23.3%  20.7%  18.8%  Operating Income  1.1  0.5  2.9  0.3  0.3  1.5  2.1  1.9  1.3  Operating Margin  5.4%  2.3%  13.5%  1.3%  1.3%  6.3%  8.4%  7.0%  4.9%  Net Income (loss)  0.7  0.2  3.0  0.04  -2.5  0.9  1.6  1.2  0.6  EBITDA  1.8  1.1  (1.0)  1.1  1.2  2.4  3.1  2.9  2.4  EBITDA %  8.4%  5.0%  (4.6%)  4.7%  5.1%  10.2%  12.3%  10.7%  9.0%  (*) Following a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from certain long-term contract. This assessment resulted in a decrease in revenues for the first quarter of 2017 in an amount of $0.5 million and a decrease of $0.4 million in net income

 Strong Balance Sheet  $ Millions   2013  2014  2015  2016  H1’17  Cash And Deposits  29.9  28.0  26.8  22.4  20.6  Working Capital  73.8  70.8  70.8  66.7  66.2  Total Assets  108.9  99.2  109.6  112.0  109.8  Debt  0.9  0.0  0.0  0.0  0.0  Equity  85.6  85.5  91.4  88.7  88.1  (*) During 2016 and during H1 2017 the company has distributed a cash dividend of $3.0 million

 Dividend Distribution History  $ Millions   2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  H1’17  Total  Cash Dividend  1.2  2.6  -  6.3  -  -  2.5  -  2.0  -  3.0  3.0  20.6